November 13, 2009

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Via EDGAR Correspondence

RE:  First M&F Corporation (“the Company”)
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-Q for the Quarter Ended June 30, 2009
        File No. 000-09424

Dear Mr. Friar:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated October 23, 2009 that was a reply to our letter to the Commission dated September 4, 2009.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 3 – Securities Available for Sale, page 51

Comment 1

We note your response to comment 4(a) of our letter dated August 7, 2009. It appears that you use a discounted cash flow model to measure fair value of your collateralized debt obligations. In addition, we note in your response for December 31, 2008 and March 31, 2009 you used the same assumptions of 100% loss on defaulted collateral, 50% loss on deferring collateral, and 25% loss on collateral on banks rated 4.5 or 5 by Veribanc. Please address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

Comment 1.1

Tell us the discount rate you used for your fair value calculation and how you determined it.

Response to Comment 1.1

We used a discount rate of 6.15% for Trapeza I 2002-1A C1, Trapeza II 2003-2A C1 and Trapeza V 2003-5A C1 and 5.85% for Tpref Funding II B and MM Community Funding IX B1 at December 31, 2008. We used a discount rate of 5.85% for Trapeza I 2002-1A C1, Trapeza II 2003-2A C1 and Trapeza V 2003-5A C1 and 5.25% for Tpref Funding II B and MM Community Funding IX B1 at March 31, 2009. The discount rates were the appropriate LIBOR rate plus a 400 basis point spread. The spread was provided by an investment advisor based on market prices for an A rated similar security that they had observed during the third quarter of 2008, which they determined was the last period that included orderly observable prices for similar securities. A discount margin of 325 basis points was interpolated from the observed price. A spread of 75 basis points was added to the orderly transaction price for the estimated price difference between an A rated similar security and a BBB rated similar security. This additional spread was based on an observed price for a BBB trust preferred security in August 2008.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Comment 1.2

Provide a thorough description of the process used by Veribanc to rate banks. Specifically confirm that Veribanc provides a rating for every bank included in your pooled trust preferred securities.

Response to Comment 1.2

The ratings that we used were provided by an investment advisor. The advisor provided Veribanc’s estimated CAMELS ratings on the bank collateral based upon Yellow-One Star equaling a CAMELS 4 rating, Yellow-No Stars equaling a CAMELS 4.5 rating and Red equaling a CAMELS 5 rating. We understand that Veribanc uses a proprietary model that takes into account all of the factors in the CAMELS ratings. These factors include an institution’s Capital strength, Asset quality, Management ability, Earnings sufficiency, Liquidity, and Sensitivity to market risk. The outcomes of an Equity Test and an Income Test are used to determine an outcome that is color coded as Green, Yellow or Red. Green is the most favorable result. Red is the least favorable. Additional criteria are used to assign three stars, two stars, one star or no stars to an institution. Three stars are most preferred. No stars are least preferred.

The Equity test places an institution in one of three categories. If the equity is a modest percentage of assets or higher, an institution is ordinarily assigned the classification Green. If the equity is a minimal percentage of assets, it is ordinarily assigned the classification Yellow. If the equity is less than a minimal percentage of assets, the color Red is assigned. For institutions that are losing money, the color can also be affected by the Income Test.

The Income Test considers results in three possible ranges. If the institution had no net loss, it is ordinarily classified Green. If the institution had a modest net loss, it is ordinarily classified Yellow. If the loss rate was significant, the color Red is assigned. The final color classification blends the results of both the Equity and Income Tests.

The color classification indicates an institution’s actual financial condition as of the reporting date. To help determine the possible future trend of an institution’s health, Veribanc considers information about the amount of money that it has lent or invested in securities for which repayment is late or in doubt. Many institutions maintain loan loss reserves to provide a first line of defense against borrowers who default on their loans and securities investments that go sour. The amount of problem loans, problem securities and securities-type contracts, in excess of an institution’s loan loss reserve, measures the degree its equity could suffer as a result of future loan losses. Since they do not directly impact equity or earnings, problem loans, securities and contracts do not affect an institution’s color classification. However, these items are incorporated into the star ratings, which combined with the color ratings, provide an indicator of the institution’s current and expected financial performance.

The reports that the investment advisor provided to us indicate that Veribanc did not provide CAMELS estimates for some of the institutions in the trust preferred vehicles. There were no ratings for 4 of the institutions, representing 15.90% of collateral, in the Trapeza I vehicle. Two of those institutions, representing 10.77% of collateral, had already defaulted during 2008. There were no ratings for 2 of the institutions, representing 3.18% of collateral, in the Tpref Funding vehicle. There were no ratings for 6 of the institutions, representing 16.54% of collateral, in the Trapeza V vehicle. Two of those institutions, representing 6.10% of collateral, had already defaulted during 2008. There were no ratings for 7 of the institutions, representing 18.58% of collateral, in the Trapeza II vehicle. Two of those institutions, representing 6.44% of collateral, had already defaulted during 2008. There were no ratings for 4 of the institutions, representing 10.60% of collateral, in the MM Community Funding IX vehicle. Two of those institutions, representing 3.14% of collateral, had already defaulted during 2008. We used whatever financial information that we and the investment advisory firm could gather in determining the financial condition of the 15 institutions that did not have Veribanc ratings and were not already deferring interest payments or in default. We did not see any evidence to make any special adjustments to the estimated cash flows for the beneficial interests that held collateral issued by these institutions.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Comment 1.3

Tell us the ratings Veribanc provides on banks and their definition.

Response to Comment 1.3

Based on the reports provided by an investment advisor, there are three color-coded ratings that are supplemented by four star ratings.

Green – The institution’s equity is five percent or more of its assets and it had positive net income during the most recent reporting period.

Yellow – The institution’s equity is between three and five percent of its assets or it has incurred a net loss during the most recent reporting period. Both of these conditions may apply. If there was a net loss, the loss was not sufficient to erode a significant portion of the institution’s equity.

Red – The institution’s equity is less than three percent of its assets or it has incurred a significant net loss during the most recent reporting period.

In addition to the color code, Veribanc classifies each institution with three stars, two stars, one star or no stars. The star rating considers future trends and contingencies not accounted for in the color classification. The criteria used to determine the number of stars assigned to an institution are as follows.

Three Stars – The institution must meet the following primary conditions: equity which is five or more percent of assets, equity which is four or more percent of assets after deducting problem loans in excess of its loan loss reserves, and positive net income for the most recent reporting period. Banks and thrifts must also satisfy all three regulatory capital requirements. In addition, inside lending must not exceed 35 percent of equity. If the bank is owned by a holding company, all of the holding company’s banks taken together must meet the criteria necessary for the group to receive at least a two stars rating. For banks and credit unions, problem investments also include investments that, if sold, would realize less than their costs.

Two Stars – The institution meets any two of the three primary conditions for the three stars category and has equity which meets or exceeds its unreserved problem loans. If the institution has a net loss for the most recent reporting period, the loss was not significant. Banks and thrifts must also satisfy all three regulatory capital requirements. Additionally, if the bank is owned by a holding company, all of the holding company’s banks together must meet the criteria necessary for the group to receive at least a two stars rating. For banks and credit unions that have investments with a current market value that is less than their costs, that difference must not exceed equity.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Response to Comment 1.3 (continued)

One Star – The institution meets at least one of the primary conditions required for the three stars category, reports equity which is three or more percent of assets and also meets or exceeds unreserved problem loans. If the institution has a net loss for the most recent reporting period, the loss was not significant. Moreover, if the institution is a bank or thrift, it meets at least two of the three federal capital requirements of tier one (core) capital, total risk based capital as a percentage of risk-weighted assets and tier one capital as a percentage of average assets. A bank may receive no higher than a one star rating if all of the banks in its holding company, taken together as if they were a single bank, receive a one star or a no stars rating. Also a bank or credit union may receive a one star rating if, absent other reasons for downrating as stated above, the difference between the cost and current market value of its investments exceeds the institution’s equity.

No Stars – The institution does not meet the criteria above.

Veribanc defines an amount as significant if it exceeds 18.75% of equity.

The following ratings coincide with estimated CAMELS ratings.

Green, Three Stars with Blue Ribbon recognition equals CAMELS 1.
Green, Three Stars without Blue Ribbon recognition equals CAMELS 1.5.
Green, Two Stars equals CAMELS 2.
Yellow, Two Stars equals CAMELS 2.5.
Green, One Star equals CAMELS 3.
Green, No Stars equals CAMELS 3.5.
Yellow, One Star equals CAMELS 4.
Yellow, No Stars equals CAMELS 4.5.
Red, No Stars equals CAMELS 5.

Comment 1.4

Tell us if you projected losses for any banks included in your pooled trust preferred securities that were not rated 4.5 and 5, if applicable. If no loss was projected for these banks, please tell us why considering FSP 115-2 is an expected loss model and how your OTTI determinations as of June 30, 2009 would have changed if you assumed a projected loss, based on a reasonable methodology, for banks not rated 4.5 or 5 by Veribanc. Based on historical factors and considering the current environment it appears that an expected loss model requires you to project some losses for banks not rated 4.5 and 5 by Veribanc.

Response to Comment 1.4

Losses for specific banks other than those already in default and the Veribanc 4.5 and 5 rated institutions were not projected. We did review whatever information that we and an investment advisor could gather from the banking analyst community concerning the institutions providing collateral to the investment vehicles. Based on those reviews we determined that no adjustments beyond the Veribanc-related adjustments and the additional correlation default adjustment discussed next were needed. An additional loss expectation was created in the model as a correlation factor between the banks in the collateral pools and defaults observed in the same regions as those banks. Fitch Ratings methodology was utilized for default and recovery assumptions in the December 31, 2008 through June 30, 2009 analyses. This methodology was illustrated in the March 25, 2009 article titled, “Fitch Revised Criteria for Reviewing U.S. CDO’s Backed by Bank & Insurance TruPS.” The base case assumptions that Fitch uses are as follows: 100% loss on defaulted collateral, 50% loss on deferring collateral, and 25% loss on collateral rated 4.5 or 5 by Veribanc. Additionally, an intra-regional default probability correlation was overlaid onto the base case assumptions. The correlation factor assumed that an additional 5% of the collateral would default within each of the eight FDIC regions where a default within the pool had already occurred in that region.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Comment 1.5

Tell us how you determined that a 25% loss on collateral on banks rated 4.5 and 5 was appropriate.

Response to Comment 1.5

As noted in the response to Comment 1.4, the loss rate for Veribanc 4.5 and 5 collateral was extracted from Fitch Ratings’ published methodology.

Comment 1.6

Based on our observations of recovery rates used by other Banks, your 50% recovery rate on deferring collateral appears to be higher than the range of recovery rates used by the industry and therefore we believe you should have a significant amount of persuasive information to support this assumption. Please tell us in detail how you determined a 50% recovery on deferrals was appropriate. Additionally, tell us how your OTTI determinations as of June 30, 2009 would have changed if you assumed a recovery rate of 25% on deferring collateral.

Response to Comment 1.6

As noted in the response to Comment 1.4, the 50% recovery rate on deferring collateral was extracted from Fitch Ratings’ published methodology. Neither we nor our investment advisors were aware of any research that indicated that recovery rates for collateral in deferring status would be less than 50% or that challenged the Fitch article. The impairment testing that was provided by the new firm engaged for the third quarter actually resulted in an estimate of $127 thousand in credit impairment on the Trapeza I security that we had written down by $175 thousand for credit impairment at June 30, 2009. This indicates that the primary assumptions described in the response to Comment 1.4 and used at June 30, 2009 would be considered conservative.

The reports provided by the investment advisor for the June 30, 2009 testing did not include calculations using a 25% recovery rate on deferring collateral. Therefore, we do not know what the change in assumption would have done. However, until there is published research that indicates otherwise for that time period, we believe that the 50% recovery rate used at June 30, 2009 was reasonable. As of the September 30, 2009 testing a new valuation firm was used and a new methodology of forecasting cash flows, based on a unique cash flow projection for each individual collateral institution, was used.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Comment 2

We note your response to comment 4(d) of our letter dated August 7, 2009. In future filings and in your response, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Also, please provide us with a quantified example of how you calculate excess subordination. In addition, we note from your proposed disclosure that at least half of your trust-preferred-backed collateralized debt obligations have excess subordination of 0%. Please explain to us how you determined that you can have 0% excess subordination but not have a credit loss.

Response to Comment 2

As we understand it, excess subordination is the amount of net collateral that exceeds the total of the balance of the security owned plus the securities senior to the security owned. Net collateral is defined as the collateral in the trust minus losses plus recoveries. Based on this definition, the amount of excess subordination is sensitive to the amount of defaults as a percentage of collateral and indirectly sensitive to deferrals depending on whether the deferring collateral eventually defaults. The ratio of net collateral to the balances of the security owned and any senior securities is the subordination ratio. If this amount exceeds 100%, then the excess is shown in the table as excess subordination. If this amount is less than 100%, then there is no excess subordination and 0% is shown in the table. This ratio indicates how well the security owned is protected from defaults. The ratio is based on total cash flows and does not incorporate any factor related to the timing of those cash flows or to the effect of the spread between interest rates received on collateral and interest rates paid to beneficial interest holders. Therefore, defaults assumed to occur several years from today have the same effect on the ratio as defaults that occur today. When cash flows are discounted to determine whether there is a loss, the result is very sensitive to the timing of those cash flows. Therefore, a security that has subordination below 100% may not show a loss in a discounted cash flow analysis in the current period even though the subordination below 100% indicates that a loss may occur in the future. A change in the amount of estimated defaults may also cause improvement or deterioration in the excess subordination ratio in the future.

The following table shows an example of a calculation of excess subordination for a security with a balance of $45.000 million in a vehicle that has $300.000 million in collateral, $100.000 million in expected net losses and $150.000 million of securities senior to the security owned.

(Dollars in thousands)	Amount
Total collateral value	$300,000
Expected defaults, net of recoveries	(100,000)
Available collateral (a)	200,000

Tranches A1 – B2	150,000
C1 Tranche owned	45,000
Total obligations to cover (b)	195,000

Subordination ratio (a)/(b)	102.56%
Excess subordination	2.56%

We will revise future filings to define and discuss the excess subordination ratio and its relationship to the impairment testing.

Signature Page

Comment 3

We note your response to our prior comment 12, that you intend to revise your Form 10-K for 2008 to include the signature of Mr. Thompson.

Response to Comment 3

We acknowledge the Staff’s comment and will file an amended Form 10-K prior to November 30, 2009.

William Friar
United States Securities and Exchange Commission
November 13, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Financial Statements

Note 2: Fair Value, page 9

Comment 4

We note your response to comment five of our letter dated August 7, 2009. Please tell us the discount rates you used in your cash flow analysis for each of your collateralized debt obligations and how you developed them as of June 30, 2009. Also, tell us how you determined the discount rates and risk premiums were reflective of an orderly transaction between market participants under market conditions at June 30, 2009.

Response to Comment 4

We used a discount rate of 5.95% for Trapeza I 2002-1A C1, Trapeza II 2003-2A C1 and Trapeza V 2003-5A C1 and 5.40% for Tpref Funding II B and MM Community Funding IX B1 at June 30, 2009. The discount rates were the appropriate LIBOR rate plus a 475 basis point spread. The spread was provided by an investment advisor based on market prices for an A rated similar security that they had observed during the third quarter of 2008, which they determined was the last period that included orderly observable prices for similar securities. A discount margin of 325 basis points was interpolated from the observed price. A spread of 75 basis points was added to the orderly transaction price for the estimated price difference between an A rated similar security and a BBB rated similar security. This additional spread was based on an observed price for a BBB trust preferred security in August 2008. An additional spread of 75 basis points was added to the discount margin to estimate the difference in pricing between a BBB security and a similar security rated between C and CCC. This was done in an effort to try to reflect the continued deterioration in liquidity for these types of securities.

Note 3: Investment Securities and Derivatives, page 17

Comment 5

We note your disclosure on page 19 regarding your other-than-temporary impairment analysis of your collateralized debt obligations. Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at June 30, 2009 and September 30, 2009. Specifically tell us if you received information regarding new interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end. In addition, tell us whether new deferrals from banks were rated 4.5 or 5 by Veribanc and specifically how you adjusted your calculation of cash flows expected to be collected.

Response to Comment 5

We did not become aware of any new defaults or deferrals related to any of the collateral underlying the trust preferred collateralized debt obligations during the period spanning June 30, 2009 through August 7, 2009 or during the period spanning September 30, 2009 through November 9, 2009. One beneficial interest owned, the Trapeza II, class C1 security, deferred its interest payment in October 2009. The deferral was expected and taken into account during the September 30, 2009 testing. None of the beneficial interests owned have received credit rating downgrades subsequent to June 30, 2009.

Closing Statement

In order to properly frame the comments and responses discussed, we would like to note the following information.

First, the trust preferred backed collateral debt obligations that we own represented 2.26% of the amortized cost and 1.75% of the fair value of our available for sale securities portfolio as of December 31, 2008. At March 31, 2009, they represented 1.81% of amortized cost and 1.41% of fair value of the available for sale securities portfolio. At June 30, 2009, they represented 1.48% of amortized cost and 0.98% of fair value of the available for sale securities portfolio. The fair values of these securities as a percent of stockholders’ equity were 2.92% at December 31, 2008, 2.90% at March 31, 2009 and 2.45% at June 30, 2009. Their complete write-off would not have been very significant to the Company’s stockholders’ equity and regulatory capital ratios. Therefore, we believe that impairments related to these investments were and are immaterial to the financial statements of the Company.

The fair values and other-than-temporary impairment testing for December 31, 2008 through June 30, 2009 were provided by a local investment advisory firm. During the third quarter of 2009, the Company engaged a reputable Wall Street firm that specializes in investment valuations and other-than-temporary impairment testing for asset backed securities. The new firm replaced the investment advisor and became the sole provider of fair values and impairment testing for our trust preferred collateralized debt obligation holdings.

If you have any questions or need additional information, you may contact me at 662-289-8594.

Thank you.

Sincerely,

/s/ John G. Copeland
Executive Vice President & Chief Financial Officer